13 April 2026

RELX PLC

Transactions in own shares

RELX PLC announces that during the period 7 April 2026 to 10 April 2026 it purchased through J.P. Morgan Securities plc a total of 2,644,056 RELX PLC ordinary shares of 14 51/116 pence each on the London Stock Exchange. The purchased shares will be held as treasury shares.

RELX PLC

Transaction details: RELX PLC ordinary shares of 14 51/116 pence each

Issuer name:	RELX PLC
ISIN:	GB00B2B0DG97
Intermediary name:	J.P. Morgan Securities plc
Intermediary Code:	JPMSGB2L
Time zone:	UTC
Currency:	GBP

Aggregated information

Date of purchase	Number of ordinary shares purchased	Highest price paid (p)	Lowest price paid (p)	Volume weighted average price paid per share (p)
07 April 2026 08 April 2026 09 April 2026 10 April 2026	657,737 660,000 657,000 669,319	2564 2621 2539 2514	2512 2532 2464 2445	2542.0600 2560.0660 2505.8943 2485.2004

Following the settlement of the above transactions, RELX PLC holds 40,523,153 ordinary shares in treasury, and has 1,787,886,033 ordinary shares in issue (excluding treasury shares). Since 2 January 2026 RELX PLC has purchased 36,415,281 ordinary shares.

Disaggregated information

In accordance with UKLR 9.6.6R and Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the UK (the Market Abuse Regulation), detailed information about the individual purchases is provided on a weekly basis and for the period above is provided here:

http://www.rns-pdf.londonstockexchange.com/rns/2229A_1-2026-4-13.pdf

Legal Entity Identifier: 549300WSX3VBUFFJOO66